As filed with the Securities and Exchange Commission on March 22, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.   )*

Evergreen Utilities and High Income Fund

(Name of Subject Company (Issuer))

Evergreen Utilities and High Income Fund

(Name of Filing Persons (Offeror and Issuer))

Common Shares, No Par Value

(Title of Class of Securities)

30034Q 10 9

(CUSIP Number of Class of Securities)

Michael H. Koonce, Esquire

200 Berkeley Street

Boston, Massachusetts 02116-5034

(617) 210-3663

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Timothy W. Diggins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$12,448,974(a)	$1,465.24(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 546,487 shares in the offer, based upon the net asset value per share of $22.78 at March 16, 2005.

(b) Calculated as the Transaction Valuation multiplied by .00011770.

|_|  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Introductory Statement

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Evergreen Utilities and High Income Fund, a statutory trust organized under the laws of the state of Delaware (the “Fund”), to purchase for cash up to 5% or 546,487 of the Fund's issued and outstanding common shares, no par value, upon the terms and subject to the conditions contained in the Offer to Purchase dated March 22, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1-11 required to be disclosed in this Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Notice of Offer to Purchase.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees including Instructions Regarding the Offer.

(a)(1)(vii)	Form of Letter to Shareholders.

(a)(1)(viii)	Substitute Form W-9.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release issued on February 23, 2005 (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on February 23, 2005).

(a)(5)(ii)	Press release issued on March 17, 2005 (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on March 17, 2005).

(a)(5)(iii)

Audited Financial Statements of the Fund for the fiscal year ended August 31, 2004. Incorporated herein by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2004 on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on November 9, 2004. The Fund’s Annual Report was previously provided to Shareholders. The Report is available on the EDGAR Database on the SEC’s Web site at http://www.sec.gov. You may also request a copy the Fund’s Annual Report at no charge by calling 1-800-343-2898 between 8:30 a.m. and 5:30 p.m., Eastern time, on any business day.

(b)	None.

(d)	Form of Depositary Agreement between the Fund and EquiServe, Inc. and EquiServe Trust Company, N.A.

(g)	Evergreen Liquidity Plan: Tender Offer Q&A.

(h)	Opinion of Ropes & Gray LLP relating to the tax consequences of the tender offer.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

NOTICE

A copy of the Ceritificate of Trust of Evergreen Utilities and High Income Fund (the “Trust”), together with all amendments thereto, is on file with the Secretary of State of The State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trust by trustees and officers of the Trust as officers and trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the officers or trustees of the Trust or shareholders individually but are binding only upon the assets and property of the Trust or the relevant series.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERGREEN UTILITIES AND HIGH INCOME FUND

/s/ Michael H. Koonce

Name: Michael H. Koonce
Title:	Secretary

Dated: March 22, 2005

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Notice of Offer to Purchase.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees including Instructions Regarding the Offer.

(a)(1)(vii)	Form of Letter to Shareholders.

(a)(1)(viii)	Substitute Form W-9.

(d)	Form of Depositary Agreement between the Fund and EquiServe, Inc. and EquiServe Trust Company, N.A.

(g)	Evergreen Liquidity Plan: Tender Offer Q&A.

(h)	Opinion of Ropes & Gray LLP relating to tax consequences of the tender offer.